SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

GMX Resources, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)

38011M108
(CUSIP Number)

Centennial Energy Partners, L.P.
575 Lexington Ave., 33rd Fl., New York, NY 10022
(212) 753-5150
Attn: Peter Seldin
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G
to report the acquisition that is the subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [ ].


Note: Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject
class of securities, and for any subsequent amendment containing information
which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section
of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1.  NAME OF REPORTING PERSONS     Centennial Energy Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a)  [_]
                                                    (b)  [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER            -0-

8.  SHARED VOTING POWER          1,945,436

9.  SOLE DISPOSITIVE POWER       -0-

10. SHARED DISPOSITIVE POWER     1,945,436

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,945,436

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.03%

14. TYPE OF REPORTING PERSON*        PN

CUSIP No.  38011M108

1.  NAME OF REPORTING PERSONS      Hoyt Farm Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  [_]
                                                          (b)  [ ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS*    WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER             -0-


8.  SHARED VOTING POWER           286,940


9.  SOLE DISPOSITIVE POWER        -0-


10.  SHARED DISPOSITIVE POWER     286,940


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     286,940

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       .89%


14.  TYPE OF REPORTING PERSON*        PN

1.    NAME OF REPORTING PERSONS      Quadrennial Partners, L.P.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  [_]
                                                        (b)  [ ]


3.    SEC USE ONLY


4.    SOURCE OF FUNDS*    WC


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER            -0-


8.    SHARED VOTING POWER          218,695


9.    SOLE DISPOSITIVE POWER       -0-


10.   SHARED DISPOSITIVE POWER     218,695


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      218,695

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      .68%


14.   TYPE OF REPORTING PERSON*       PN

1.    NAME OF REPORTING PERSONS      Centennial Energy Partners V, L.P.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [ ]


3.    SEC USE ONLY


4.    SOURCE OF FUNDS*   WC


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                         [_]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER            -0-


8.    SHARED VOTING POWER          150,000


9.    SOLE DISPOSITIVE POWER       -0-


10.   SHARED DISPOSITIVE POWER     150,000


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      150,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0.47%

14.   TYPE OF REPORTING PERSON*      PN

1.    NAME OF REPORTING PERSONS      Centennial Energy Partners L.L.C.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)   [_]
                                                        (b)   [ ]


3.    SEC USE ONLY


4.    SOURCE OF FUNDS*    WC


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER            -0-


8.    SHARED VOTING POWER          2,601,071


9.    SOLE DISPOSITIVE POWER       -0-


10.   SHARED DISPOSITIVE POWER     2,601,071


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,601,071

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.06%


14.   TYPE OF REPORTING PERSON*       OO

CUSIP No.  38011M108

1.  NAME OF REPORTING PERSONS      Peter K. Seldin
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  [_]
                                                    (b)  [ ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS*    PF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER              0


8.  SHARED VOTING POWER            2,601,071


9.  SOLE DISPOSITIVE POWER         0


10. SHARED DISPOSITIVE POWER       2,601,071


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,601,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    8.06%

14. TYPE OF REPORTING PERSON*      IN

Item 1.   Name of Issuer.

       The information in Item 1 has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.


Item 2.   Identity and Background.

       The information in Item 2 has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.


Item 3.   Source and Amount of Funds or Other Consideration

       Item 3 of Schedule 13D is hereby amended by the addition of the following:

The purchase price of $2,275,230 for the 150,000 shares of Common Stock purchased by Centennial V was furnished from contributions made to Centennial V by the partners of Centennial V.


Item 4.   Purpose of Transaction.

       Item 4 is hereby amended to include the following:

       In the time period since our filing on March 10, 2009, the Reporting Persons believe GMX has taken appropriate management actions, including hedging transactions, asset sales and capital-market offerings, to address its financial needs.   With these actions, GMX is now better positioned to develop its asset base and deliver value to its shareholders.  We feel that GMX has responded to the concerns that we raised in our March 10, 2009 filing.

       The Reporting Persons have no plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

       The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.   Interest in Securities of the Issuer.

       Item 5(a) and 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

       (a)As of the date hereof, (i) Energy owns beneficially 1,945,436 shares of the Common Stock, constituting approximately 6.03% of the shares outstanding, (ii) Hoyt Farm owns beneficially 286,940 shares of the Common Stock, constituting approximately .89% of the shares outstanding, (iii) Quadrennial owns beneficially 218,695 shares of the Common Stock, constituting approximately .68% of the shares outstanding, iv) Centennial V owns beneficially 150,000 shares of the Common Stock, constituting approximately 0.47% of the shares outstanding, (v) Centennial LLC owns beneficially 2,601,071 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 2,601,071 shares of the Common Stock, representing shares beneficially owned by the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 2,601,071 shares of Common Stock, constituting approximately 8.06% of the shares outstanding.  The percentages used herein are based upon

32,256,291 outstanding shares of Common Stock as reported in the Company's Prospectus Supplement dated October 22, 2009 assuming the exercise of the overallotment option by the underwriter pursuant to the terms of the Offering.

(c) Centennial Energy Partners V, L.P. directly acquired 90,000 shares pursuant to the Offering which reflects a trade date of October 22, 2009 and a settlement date of October 28, 2009.

All open market transactions in the Common Stock affected during the last 60 days by the Reporting Persons are set forth in Exhibit B hereto.

The information in Item 5(b) and (d) has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: List of Open Market Transactions in the Shares

<center>SIGNATURE</center>

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   October 27, 2009


Centennial Energy Partners, L.P.                Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin                         By: /s/ Peter K. Seldin
      Peter K. Seldin                           Managing Member
      Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.                        By: /s/ Peter K. Seldin
                                                      Peter K. Seldin
By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner


Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner

EXHIBIT A

AGREEMENT

The undersigned agree that this schedule 13D dated October 27, 2009 relating to the Common Stock of GMX Resources, Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.                    Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin                             By: /s/ Peter K. Seldin
    Peter K. Seldin                                     Managing Member
    Centennial Energy Partners, L.L.C.
    General Partner

Hoyt Farm Partners, L.P.                            By: /s/ Peter K. Seldin
                                                        Peter K. Seldin
By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

OPEN MARKET TRANSACTIONS EXHIBIT B

| Date of Transaction | No. of Shares Purchased\(Sold) | $ Price Per Share Excluding Commissions if any |
|---|---|---|
| CENTENNIAL ENERGY V PARTNERS LP | | |
| October 26, 2009 | 60,000 | 15.3605 |